Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

April 9, 2019

VIA EDGAR

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  CM Finance Inc

Post-Effective Amendment No. 3 to Registration Statement on Form N-2

(File No. 333-223999)

Dear Ms. Rossotto and Ms. Fettig:

On behalf of CM Finance Inc (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received orally on February 7, 2019 and April 5, 2019 regarding the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-223999) (the “Registration Statement”) filed on December 19, 2018. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “Prospectus” contained herein are to the preliminary prospectus contained in the Company’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed with the SEC concurrently with this letter. Terms used but not defined herein have the meaning ascribed to them in the Registration Statement. The Company confirms that no securities have been offered, issued or sold under the Registration Statement since the financial statements included therein went stale on March 1, 2019, and no securities will be offered, issued or sold before the Post-Effective Amendment No. 3 to the Registration Statement is declared effective.

Accounting Comments

General

1.   Comment: Please provide updated auditors’ consents with the next filing of the

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U.S. Securities and Exchange Commission April 9, 2019 Page 2

Registration Statement and update the Registration Statement to include the Company’s unaudited financial statements for the quarter ended December 31, 2018.

Response: The Company confirms that it has filed updated auditors’ consents and that it has updated the Registration Statement with financial statements for the quarter ended December 31, 2018 as requested.

Registration Statement

2.  Comment: Please disclose the weighted average yield on the Company’s entire portfolio as opposed to only the weighted average yield on the Company’s debt and income producing securities. Please update the relevant disclosure on pages 2, 21, 69 and 79.

Response: The Company respectfully advises the Staff that it has updated and revised the disclosure related to the weighted average yield in the Registration Statement as requested.

3.  Comment: On page 10, consider whether any updates are needed to the disclosure regarding the Company’s status as an “emerging growth company” if, for example, the Registration Statement will continue to be effective after the Company is no longer an emerging growth company.

Response: The Company has considered the comment and has added additional risk factors related to the pending expiration of the Company’s “emerging growth company” status.

4.  Comment: Please confirm that the Fees and Expenses table on page 18 includes an estimate for tax expense.

Response: The Company respectfully advises the Staff that it has updated the disclosure in the Fees and Expenses table based on the Company’s financial statements for the quarter ended December 31, 2018 and various assumptions as described in the footnotes to the table. The Company does not expect to have a tax expense going forward and, therefore, the table does not include assumptions related to a tax expense.

5.  Comment: The Staff notes that the Company’s board of directors approved the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act, as amended by the Small Business Credit Availability Act, such that the Company’s asset coverage requirements for senior securities will be changed from 200% to 150%, effective as of May 2, 2019. Please consider assuming increased leverage for purposes of the fee table estimate.

U.S. Securities and Exchange Commission April 9, 2019 Page 3

Response: The Company has considered the comment and has assumed increased leverage for purposes of the fee table estimate.

6.  Comment: In the hypothetical expense example on page 19, the narrative following the example states that the Company assumes a 5% annual return generated entirely through the realization of capital gains, however, the example, as calculated, appears to use the Company’s actual expenses as of 9/30 rather than assuming the 5% annual return. Please update the hypothetical expense example or the related disclosure to be consistent.

Response: The Company respectfully advises the Staff that it has updated the example in the Registration Statement as requested.

7.  Comment: In the Selected Financial and Other Data table on page 21, please check the amounts in the table. Note that the “Total return based on market value” for the year ended 6/30/18 appears to be a repeat of the percentage for the year ended 6/30/17.

Response: The Company respectfully advises the Staff that it has updated the Selected Financial and Other Data table to include financial data for the period ended December 31, 2018.

8.  Comment: In the Senior Securities table on page 78, consider including a “total” line under each different type of coverage.

Response: The Company respectfully advises the Staff that it has considered the Staff’s comment and decided to refrain from adding a “total” line within the Senior Securities table.

9.  Comment: Footnote 2 to the Portfolio Companies table on page 94 states that all investments are non-controlled and non-affiliated issuers. The Staff notes that the Company held a 19.8% equity interest in 1888 Industrial Services, LLC as of 9/30/18. Please update footnote 2 as necessary.

Response: The Company respectfully advises the Staff that it has revised the footnotes to the Portfolio Companies table to reflect that the Company is deemed to be an “Affiliated Person” of 1888 Industrial Services, LLC.

Financial Statements

10.  Comment: On page F-20 in note 3, please confirm that Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash discussed

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in the second paragraph under “Recent Accounting Pronouncements” would have been required had the Company not been an emerging growth company.

Response: The Company respectfully advises the Staff that, as of December 31, 2018, it is in compliance with Accounting Standards Update 2016-18.

11.  Comment: On page F-46 in the Statement of Operations for the year ended 6/30/18, with respect to the new provision for tax expense, did the Company consider the disclosure requirements of Regulation S-X and does it comply with Rules 6-07-5 and 6-07-7 thereunder?

Response: The Company respectfully advises the Staff that it has considered the Staff’s comment and believes that its disclosure complies with Rules 6-07-5 and 6-07-7 of Regulation S-X.

12.  Comment: On page F-72, the disclosure states, “[d]uring the twelve months ended June 30, 2018 and June 30, 2017, the Company did not transfer any investments among Levels 1 and 2 and 3.” The Staff notes that the chart in the middle of pages F-71 and F-72 indicates that there were transfers in/out of levels. Please update the disclosure as appropriate.

Response: The Company respectfully advises the Staff that it has reviewed the disclosure in response to the Staff’s comment and confirmed that the Company did not transfer any investments among Levels 1 and 2 and 3 during the twelve months ended June 30, 2018 and June 30, 2017. However, due to a repayment and subsequent investment in a new security of an existing portfolio company, the table may appear to show a transfer although there was not an actual transfer in and out of any levels.

13.  Comment: On page F-78, the disclosure states that, for the twelve months ended June 30, 2018, the Company incurred $3,932,710 of incentive fees related to pre-incentive fee net investment income of which $574,492 was voluntarily waived by the Adviser. The Staff notes that the waiver amount included on the Statement of Operations is different (i.e., $527,224). Please describe the difference between the waivers.

Response: The Company respectfully advises the Staff that the waiver amount referenced in the notes to the financial statements on page F-78 should be $527,224 and the Company will ensure that this waiver amount is correctly referenced in audited financial statements included in future filings.

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14.  Comment: On pages F-83-84, please note in footnote (3) that total investment return does not reflect sales load, as required by Form N-2, Item 4, instruction 13(b). The Staff notes that this comment is being reissued as it was provided in connection with a prior review of the Company’s registration statement.

Response: The Company respectfully advises the Staff that it has included the requested disclosure on page F-41 in footnote (3) within the notes to the unaudited financial statements as of December 31, 2018 and will continue to do so in future filings.

Legal Comments

15.  Comment: Please confirm that the management and incentive fees under the Investment Advisory Agreement have not changed.

Response: The Company confirms that the management and incentive fees under the Investment Advisory Agreement have not changed.

16.  Comment: Please confirm that the Company has timely filed all current reports on Form 8-K required to be filed during the past twelve calendar months and that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company is $75 million or more.

Response: The Company confirms that it has timely filed all current reports on Form 8-K required to be filed during the past twelve calendar months and that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company is $75 million or more.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc: Michael C. Mauer, CM Finance Inc Rocco DelGuercio, CM Finance Inc Steven B. Boehm, Eversheds Sutherland